                                                                    Exhibit 28.2

[PRICEWATERHOUSECOOPERS LOGO]

                                                 PricewaterhouseCoopers LLP
                                                 650 Third Avenue South
                                                 Park Building
                                                 Suite 1300
                                                 Minneapolis, MN 55402-4333
                                                 Telephone (612) 596 6000
                                                 Facsimile   (612) 373 7160

                        Report of Independent Accountants

To the Board of Directors and Stockholder of Chase Manhattan Mortgage Corporation


We have examined management's assertion about Chase Manhattan Mortgage Corporation and its subsidiaries' (the "Company") compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") exclusive of standards 1.4., III.3, III.4., V.3. and V.4., (collectively the "Applicable Standards") solely for the purposes of servicing the home equity loans underlying the Revolving Home Equity Loan Asset Backed Certificate Series 1995-1 (the "Agreement") as of and for the year ended December 31, 1999 included in the accompanying management assertion (see Exhibit I).

As the loans applicable to management's assertion are home equity loans, rather than first mortgage loans, certain USAP minimum servicing standards relating to escrows are not applicable. Therefore, USAP minimum servicing standards I.4., III.3., III.4.; V.3., and V.4., were not addressed during our examination. Further, management's assertion and this report relate only to the servicing of home equity loans underlying the Agreement and not loans in the residential loan servicing population.

Management is responsible for the Company's compliance with those Applicable Standards. Our responsibility is to express an opinion exclusively on management's assertion about the entity's compliance with the Applicable Standards based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the Applicable Standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the Applicable Standards.

In our opinion, management's assertion that the Company complied with the Applicable Standards solely for the purpose of servicing loans underlying the Agreement as of and for the year ended December 31, 1999 is fairly stated, in all material respects.

/s/ PRICEWATERHOUSECOOPERS LLP


March 8, 2000